Mail Stop 0510

      January 14, 2005

via U.S. mail and facsimile

Mr. James P. Hart
Acting Chief Financial Officer
Valley National Gases, Inc.
200 West Beau Street, Suite 200
Washington, PA  15301

	RE:	Form 10-K for the fiscal year ended June 30, 2004
		Form 10-Q for the quarter ended September 30, 2004

		File No. 1-15191

Dear Mr. Hart:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-K FOR THE YEAR ENDED JUNE 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 - Management`s Discussion and Analysis

Comparison of Years Ended June 30, 2004 and 2003, page 14

2. Please disclose how you determine the stores included in the same store sales amounts, including when new stores are included and how closed stores are treated.

Contractual Obligations, page 18

3. Please revise your table of contractual obligations to include the following:

* Payments you are obligated to make under your interest rate swap agreement
* Estimated interest payments on your debt

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

4. Please disclose whether or not you have included the $1.9 million commitment for the purchase of distribution vehicles in your table of contractual obligations.

Item 15 - Financial Statement Schedules, page 26

5. Please disclose the beginning and ending balances, as well as charges to and deductions from your valuation accounts. See Rules 5-
04 and 12-09 of Regulation S-X.

Financial Statements

Consolidated Statements of Operations, page F-4

6. Please help us to understand why you did not classify the gain
(loss) on disposal of assets as operating income.  See paragraph
45
of SFAS 144.

Consolidated Statements of Changes in Stockholders` Equity, page
F-5

7. Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS 130.

Note 3 - Summary of Significant Accounting Policies

General

8. Please disclose the types of expenses that you include in the cost of products sold line item and the types of expenses that you include in the operating and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of products sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of products sold, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as operating and administrative expenses.

Inventory, page F-8

9. Please disclose the method by which amounts are removed from inventory. See Rule 5-02(6)(b) of Regulation S-X.

Shipping and Handling Fees and Costs, page F-11

10. Please disclose the amounts of (a) third-party freight and (b) costs of deliveries by your vehicles and personnel that are included
in each line item outside of cost of products sold.  See paragraph
6
of EITF 00-10.

Note 9 - Lease Obligations, page F-17

11. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price
index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13
and FTB 88-1.

Note 13 - Commitments and Contingencies, page F-22

12. You entered into a put/call option agreement with an independent distributor for the purchase of its business. Please disclose how you are accounting for this agreement, the value it is currently recorded at in your balance sheet and the line item it is included in.

13. Please provide further information about how you concluded that the put/call agreement meets the scope exception requirements of FIN
46R.

Note 14 - Variable Interest Entities, page F-23

14. Please disclose the carrying amount and classification of consolidated assets that are collateral for the variable interest entity`s obligations in accordance with paragraph 23(b) of FIN
46(R).

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2004

General

15. Please address the above comments in your interim filings as well.

Financial Statements

Condensed Consolidated Statements of Cash Flows, page 6

16. Please help us to understand how you reached your decision related to the classification of the change in the bank overdraft. See TPA 1300.15.

17. Please present the change in the bank overdraft as a separate line item.


*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 824-5685 or, in his absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. James P. Hart
January 14, 2005
Page 1 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE